EXHIBIT 23.1

CONSENT OF INDEPENDENT VALUATION FIRM

We consent to the inclusion in Form 10-Q of 99¢ Only Stores for the quarter ended September 25, 2010 of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of September 25, 2010 and to references to our firm’s name therein.

/s/ Houlihan Capital
Chicago, Illinois
October 22, 2010